Exhibit (a)(1)(E)
OFFER TO EXERCISE
Dear Warrant holder:
     GeneLink, Inc. (the “Company”) is sending you the enclosed documents in connection with its solicitation of exercise existing warrants (“Existing Warrants”) to purchase shares of its common stock, (“Common Stock”), at the exercise prices set forth below (as applicable, the “Revised Exercise Price”), to permit holders immediately to exercise such warrants:

Current Exercise
Price of Existing	Revised Exercise
Warrants	Price
$0.075-$0.10	$0.05
$0.20-$0.25	$0.06
$0.40-$0.50	$0.08
$0.60-$1.00	$0.09
     In addition to this cover letter, this packet includes the following items:
1.	A chart indicating the amount of warrants held by you according to the Company’s books and records, together with information concerning the grant dates, expiration dates and exercise prices of such warrants.

2.	Instructions

3.	Notice of Election

4.	Offer to Exercise, dated May 14, 2008

5.	Withdrawal Form
     The Exercise will expire at 5:00 pm, Eastern Time, on June 12, 2008, unless extended or earlier terminated by us. In order to exercise the Existing Warrants (or provide us with a signed and notarized affidavit of lost warrant certificate), you must validly tender the Existing Warrants and pay the applicable Revised Exercise Price for such Existing Warrants by that time (unless extended or earlier terminated) upon the terms and conditions described in the enclosed document entitled “Offer to Exercise.”
     If you have any questions about the Company’s Offer to Exercise, please call Investor Relations at (800) 558-4363, x-707.

Monte E. Taylor, Jr.
May 14, 2008	Chief Executive Officer